

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance Room 3094 Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA


03050663

82-2083

14 May 2003

Dear Sirs

P&O BOARD ANNOUNCEMENT

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvie Freeman

for Sandra Scott
Deputy Company Secretary

enc



News Release

14 May 2003

BOARD ANNOUNCEMENT

Following the successful sale of P&O's Contract Logistics business and its subsequent completion, Charles Rice is to step down from the Board and leave the Group at the end of June. Charles joined P&O in 1974 and was most recently Managing Director of P&O Trans European (Holdings) Ltd. He became a member of the P&O Board in 2001.

Commenting on the announcement, P&O Chairman Lord Sterling said: 'Charles has made a significant contribution to the Group and the P&O Board. He played a key role in the successful sale of the contract logistics business of P&O Trans European to Wincanton plc at the end of 2002 and we have greatly benefited from his immense knowledge of the transport and logistics sectors. We wish him well for the future.'

P&O also confirms that, following the announcement of 6 March, Nick Luff has today joined the Board as Chief Financial Officer.

Further information: Peter Smith, Director, Communications and Strategy
Tel: +44 (0)20 7930 4343

Notes to editors:

1. Charles Rice, 49, joined P&O in Overseas Containers Ltd (now part of P&O Nedlloyd) where he held a number of commercial and operational roles in Japan, Australia and the USA. In 1989 he joined P&O's logistics and distribution division and after a period as Managing Director of P&O Trans European in Germany was appointed Managing Director Trans European (Holdings) Ltd in 1996. Charles has an MBA from INSEAD and an honours degree in history from Oxford University. In April 2003, he was appointed to carry out a review of the Commission for Integrated Transport and to report to the Secretary of State for Transport.

2. Nick Luff, 36, has been Chief Financial Officer of P&O Princess Cruises plc since its demerger from P&O in October 2000. Nick read mathematics at Oxford University and then trained as a chartered accountant with KPMG. He joined P&O in the Corporate Finance department in 1991. He moved to Treasury in

1993, becoming Group Treasurer in 1994 and then combined this role with Head of Corporate Finance from 1996. He joined the P&O Board as Finance Director in 1999. Nick Luff's service contract (and the other directors' service contracts) are on display at the Company's head office until the Annual General Meeting of the Company on 16 May 2003 and then during the meeting at The Queen Elizabeth II Conference Centre.

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Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance Room 3094 Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

16 May 2003

Dear Sirs

CHAIRMAN'S STATEMENT TO THE AGM

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

for Sandra Scott
Deputy Company Secretary

enc



News Release

EMBARGO: NOT FOR PUBLICATION BEFORE 11.00 HOURS (UK TIME) ON FRIDAY 16 MAY 2003

CHAIRMAN'S STATEMENT TO THE AGM

At P&O's Annual General Meeting in London today, the Chairman, Lord Sterling, made the following statement on the company's recent progress and prospects for 2003 and 2004.

"As many of you will know, we recently issued a trading update for the first quarter of 2003. I am pleased to tell you that the generally positive trends we identified then have continued.

The number of containers handled through our ports is continuing to grow strongly, particularly in Asia. Organic growth remains at around 28% year on year and so far we have not seen any impact from Severe Acute Respiratory Syndrome (SARS).

Our container shipping company, P&O Nedlloyd, is also experiencing strong volume growth of 11%. Revenue rates in the first quarter were 4% higher than the same quarter last year and they are continuing to strengthen. With an improving balance of supply and demand, the outlook for the rest of this year and 2004 is more positive than for some time.

World GDP may be growing more slowly but we are seeing significant product substitution from the West into Asia. The lower oil price should over time have a positive effect on global output and costs within our business.

The high output levels in Asia have also strengthened demand in bulk shipping. Associated Bulk Carriers, which is now managed externally, has seen rates increase from $10,000 a day at this time last year to over $18,000 a day now.

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73

As we said in our quarterly update, in Ferries our freight carryings are 11% ahead of last year on a like for like basis but we carried fewer cars and passengers as the market turned down as a result of concerns over the Iraq conflict. The restructuring of the business is continuing ahead of schedule and will deliver annualised cost savings in excess of £15 million a year.

Elsewhere in the Group, Cold Logistics continues to perform well in Australasia and in the USA the integration of our recent acquisition is proceeding to plan. Finally, although our Property business is seeing lower activity levels than last year it is trading in line with expectations.

In conclusion, the Group should make substantial progress in 2003 and move further ahead in 2004."

Further information: Peter Smith, Director, Communications and Strategy
Tel: 020 7930 4343

(ends)